SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2013 ANNUAL GENERAL MEETING

2013 Work Report of Board of Directors

2013 Work Report of Supervisory Committee

2013 Audited Financial Statements

2013 Profit Distribution Plan

2014 Financial Budget Report

Re-appointment of Domestic and International Auditors

The Election of Members of the Eighth Session of the Board of the Company

The Election of Non-employee Representative Supervisors

of the Eighth Session of the Supervisory Committee

A notice on convening the 2013 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC ( ) on Wednesday, 18 June 2013 at 9:00 a.m. is set out on pages 1 to 5 of this circular. Whether or not you are able to attend the 2013 annual general meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the 2013 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the 2013 annual general meeting or any adjournment thereof (as the case may be) as you wish.

A shareholder or its representative shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Part 4 of the Notice of 2013 Annual General Meeting, “Method of registration for the AGM”.

29 April 2014

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of 2013 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

The Company has held the 20th meeting of the Seventh Session of the Board on 28 April 2014. At the meeting, it was resolved the convening of the 2013 annual general meeting of the Company (the “AGM”) with details as follows:

1.	Basic information about convening the AGM

(1)	Date and time: Wednesday, 18 June 2014 at 9:00 a.m.;

(2)	Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ( );

(3)	Convenor: the Board of the Company; and

(4)	Form of voting: on-site poll.

2.	Items to be considered at the AGM

To consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(1)	2013 Work Report of the Board of the Company;

(2)	2013 Work Report of the Supervisory Committee of the Company;

(3)	2013 Audited Financial Statements of the Company;

(4)	2013 Profit Distribution Plan of the Company;

(5)	2014 Financial Budget Report of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2014 and authorization of the Board to determine their remuneration based on the terms of work;

(7)	The election of members of the eighth session of the Board of the Company. The election of Board members will adopt a cumulative voting system. For biographies of the candidates for the members of the eighth session of the Board, please refer to the announcement on “Resolutions of the 20th Meeting of the Seventh Session of the Board of Directors” (published on 29 April 2014 in China Securities Daily, Shanghai Securities Journal, Securities Times as well as Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website); or a circular to H share holders dated 29 April 2014; and

(8)	The election of the non-employee representative supervisors of the eighth session of the supervisory committee of the Company. For biographies of the candidates for the non-employee representative supervisors of the eighth session of the supervisory committee, please refer to the announcement on “Resolutions of the 14th Meeting of the Seventh Session of the Supervisory Committee” (published on 29 April 2014 in China Securities Daily, Shanghai Securities Journal, Securities Times as well as Shanghai Stock Exchange website, The Stock Exchange of Hong Kong Limited website and the Company’s website); or a circular to H share holders dated 29 April 2014.

3.	Attendees of the AGM

(1)	Holders of the Company’s shares whose names appear on the register of members of the Company as at the close of business on Friday, 16 May 2014, or their proxies are entitled to attend the AGM. Such persons who intend to attend the AGM shall complete the notice of attendance for the AGM and return it to the Company by Monday, 26 May 2014. For details, please refer to the Notice of Attendance for the AGM;

(2)	The directors, the supervisors and the senior management of the Company; and

(3)	The Company’s auditors, representatives of other professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the AGM

(1)	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting: the proxy shall produce proof of identity; the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies; and information which enables the Company to confirm the identity of the corporate shareholder concerned.

NOTICE OF ANNUAL GENERAL MEETING

(2)	Please complete the Notice of Attendance for the AGM. For details, please refer to the Notice of Attendance for the AGM.

(3)	Registration period: Monday, 19 May 2014 to Tuesday, 27 May 2014.

(4)	Registration address: For details, please refer to the Notice of Attendance for the AGM.

By order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jingming Company Secretary

Shanghai, the PRC, 29 April 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(a)	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the AGM

The Company will close the register of members of the Company’s H shares from Monday, 19 May 2014 to Tuesday, 17 June 2014 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the AGM. Holders of the Company’s H shares who wish to vote at the AGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on Friday, 16 May 2014.

Date of closure of register of shareholders in relation to the distribution of final dividends to holders of the Company’s H shares

The Board has proposed the distribution of a dividend of RMB0.50 (tax inclusive) per 10 shares for the year ended 31 December 2013 (the “Final Dividend”). If the Final Dividends are distributed upon approval of Resolution 4 by shareholders of the Company at the AGM, the Final Dividends will be distributed around 18 July 2014 to shareholders whose names appear on the register of members of the Company’s H shares as at the close of business on Wednesday, 2 July 2014. The Final Dividends shall be denominated and declared in Renminbi. The Final Dividends payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for the Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the People’s Republic of China for the calendar week prior to the declaration of the Final Dividends at the AGM.

The Company will close the register of members of the Company’s H shares from Friday, 27 June 2014 to Wednesday, 2 July 2014 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to receive the Final Dividends. Holders of the Company’s H shares who wish to receive the Final Dividends should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on Thursday, 26 June 2014.

Withholding of both corporate and individual income tax on the dividends

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax which took effect from 1 January 2008 and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises with their names appear on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income at a rate of 10%. All shares registered in the name of non- individual shareholders on the register of H share holders, including HKSCC (Nominees) Limited, other enterprise nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received therefor. If any holder of the Company’s H shares would like to change his/her/ its residency status, please enquire about relevant procedures with his/her/its nominee or trustee.

NOTICE OF ANNUAL GENERAL MEETING

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to Printing and Issuing the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No. 124) (
[2009] 124 )). For Individual H Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shareholders. For Individual H Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shareholders.

The Company will determine the country of residence of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Wednesday, 2 July 2014 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the Company’s H share registrar and provide relevant supporting documents at or before 4:30 p.m. on Thursday, 26 June 2014 and the correspondence details are as follows: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Individual H Shareholders do not provide relevant supporting documents to the Company’s H share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Wednesday, 2 July 2014.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delayed or inaccurate determination of the residency status of the shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult taxation advisors on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing of the Company’s H shares.

The share registration date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be provided in a separate public announcement.

(b)	Shareholders who intend to attend the AGM are required to send the notice of attendance to the Company by Monday, 26 May 2014. Please refer to the notice of attendance for details.

(c)	Any shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders shall appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document authorizing such person’s signing must be certified by a notary.

NOTICE OF ANNUAL GENERAL MEETING

In respect of holders of A shares of the Company, to be valid, the form of proxy together with the notarially certified power of attorney or other authorizing document (if any) must be returned to the registered address of the Company (No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, postal code: 200540), attention to The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be).

In respect of holders of H shares of the Company, to be valid, the form of proxy together with the notarially certified power of attorney or other authorizing document (if any) must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof (as the case may be). A circular, containing the notice of the AGM and amendments to both the articles of association of the Company and appendices of those articles, together with a form of proxy and a notice of attendance will be dispatched to the holders of the Company’s H shares.

(d)	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f)	The address of Secretariat for the AGM is:	The Secretariat of the Board
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, the PRC
Postal code: 200540
Telephone: (8621) 57943143
Fax: (8621) 57940050

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH
SESSION OF THE SUPERVISORY COMMITTEE

Candidates for non-independent directors:

Wang Zhiqing, 52, is Chairman, President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang began his career with the Group in 1983 and has held various positions, including Deputy Leader of the preparatory team for the chemical fiber plant of Luoyang Petrochemical Complex, Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in- Charge of the preparatory team for the complex’s chemical fiber plant, then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex from June 1999 to December 2001, Vice President cum Chief Engineer of Sinopec Luoyang Company from February 2000 to December 2001, President of Sinopec Luoyang Company from December 2001 to October 2006, Leader of the preparatory team for a Sinopec refinery project in Guangxi from July 2005 to May 2007, manager of Sinopec Jiujiang Company from October 2006 to December 2008, President of Sinopec Jiujiang Company from December 2008 to July 2010, President and Deputy Secretary of the Communist Party Committee of the Company in July 2010, and Director of the Company in December 2010. He was appointed Vice Chairman of the Company from December 2010 to June 2013 and Director and Chairman of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) in February 2011. Mr. Wang was Chairman of the Company in June 2013. He graduated from the East China Petroleum Institute with a bachelor’s degree in engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. In addition, He graduated from The Open University of Hong Kong and the China Europe International Business School with a Master of Business Administration in 2001 and 2013, respectively. He is a professor-level senior engineer by professional title.

Save as disclosed above, Mr. Wang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Wu Haijun, 51, is Vice Chairman of the Company and Director and Vice President of Shanghai Secco. Mr. Wu joined the Complex in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was Manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of Sinopec Corp. from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai Secco. From April 2010 to February 2011, Mr. Wu was President of Shanghai Secco. In June 2010, he was appointed Director and Vice Chairman of the Company. In February 2011, he was appointed Vice President of Shanghai Secco. Mr. Wu was awarded a Bachelor of Engineering degree by the East China Institute of Chemical Technology in 1984, majoring in chemical engineering. He also obtained a master’s degree in business administration from the China Europe International Business School in 1997. He is a senior engineer by professional title.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Save as disclosed above, Mr. Wu does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wu has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wu has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Gao Jinping, 47, is Executive Director of the Company and Secretary and Vice President of the Communist Party Committee. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labor Union of the Company from May 2003 to November 2013, and was elected a Director of the Company from June 2004 to June 2006. Mr. Gao was appointed Secretary of the Communist Party Discipline Supervisory Committee of the Company from April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company from June 2006 to November 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as a Director of the Company. Mr. Gao obtained a bachelor’s degree in engineering in 1990 from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology. In 2001, he completed his post-graduate studies in business administration in industrial economics at the Shanghai Academy of Social Sciences. He has senior professional technical qualifications.

Save as disclosed above, Mr. Gao does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Gao has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Gao has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Ye Guohua, 45, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and has held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, Mr. Ye was Director of the Company. Mr. Ye graduated from the Shanghai University of Finance and Economics in 1991, majoring in accounting. He is a senior accountant by professional title.

Save as disclosed above, Mr. Ye does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Ye has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Ye has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Jin Qiang, 48, is Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Director of the Utilities Department Director of the Machinery and Power Division and Director of of Sinopec Zhenhai Refining & Chemical Co., Ltd. (ZRCC). Mr. Jin was Deputy Chief Engineer of Sinopec Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 specializing in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 specializing in economic management. He is a professor-level senior engineer by profession title.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Save as disclosed above, Mr. Jin does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Jin has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Guo Xiaojun, 44, is Deputy General Manager. Mr. Guo joined the Company in 1991 and has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Assistant to the Manager, Assistant Manager and Manager cum Deputy Secretary of the Communist Party Committee. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and Deputy General Manager of the Company in April 2013. He graduated with a major in basic organic chemical engineering from the East China University of Science and Technology in 1991 and obtained a bachelor’s degree in engineering. He also obtained a master’s degree in chemical engineering from the East China University of Science and Technology in April 2008. He is a senior engineer by professional title.

Save as disclosed above, Mr. Guo does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Guo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Guo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Lei Dianwu, 51, is Vice President of China Petroleum & Chemical Company (“Sinopec Corp.”), Assistant to the General Manager and Chief Economist of China Petrochemical Corporation (“Sinopec Group”). In June 2005, Mr. Lei was elected External Director of the Company. Mr. Lei has held various positions, including Deputy Director of the Planning Division of Yangzi Petrochemical Company, Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company and Vice President and Manager of the production division of Yangzi BASF Stylene Company Limited. He was Deputy Manager and Deputy Director of the Joint Venture Office at Yangzi Petrochemical Company, Director of the Development and Planning Division at China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. from March 2001 to August 2013, he assumed the position of Director of Development and Planning Division of Sinopec Corp. Mr. Lei has been an Assistant to the General Manager of Sinopec since March 2009, Vice President of Sinopec Corp since May 2009, non-executive director of Sinopec Engineering (Group) Co., Ltd. since August 2012, and Chief Economist of Sinopec Group since August 2013. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei was awarded a Bachelor of Engineering degree by the East China Petroleum Institute, where he majored in basic organic chemicals. He has senior professional qualifications at professor level.

Save as disclosed above, Mr. Lei does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Lei has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Lei has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Mo Zhenglin, 49, is Chief Accountant of the Chemical Division of Sinopec Corp. and Director of Shanghai Secco. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department, as well as Chief Accountant and Director of the Finance Department of the Refinery Division of Beijing Yanshan Petrochemical Corporation (now known as Sinopec Beijing Yanshan Company); and Deputy Chief Accountant of Sinopec Beijing Yanshan Company and Chief Accountant of the Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of Sinopec Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. since August 2008, and Director of Shanghai Secco Petrochemical Company since November 2008. Mr. Mo obtained a bachelor’s degree in Management from Zhongnan University of Economics in 1986, majoring in Finance and Accounting. He is a senior accountant by professional title.

Save as disclosed above, Mr. Mo does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Mo has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Mo has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Candidates for independent directors:

Shen Liqiang, 57, is President and Secretary of the Communist Party Committee of the Shanghai Branch of the Industrial and Commercial Bank of China (“ICBC”). In June 2011, Mr. Shen was elected Independent Director of the Company. Mr. Shen has been engaged in the financial business since December 1976, and has held various positions, including Deputy Director and Director of the Hangzhou Business Department of ICBC; Deputy Director of the Accounting and Cashier Department, Deputy Director and Director of the Savings Department, Director of the Personnel Department and Assistant to the President cum Director of Personnel Department of the Zhejiang Branch of ICBC; Vice President of the Zhejiang Branch of the ICBC; and Vice President cum General Manager and Secretary of the Communist Party Committee of the Banking Department of the Zhejiang Branch of the ICBC. He was Vice President and Deputy Secretary of the Communist Party Committee of the Zhejiang Branch of ICBC from October 2005 to March 2007, and was appointed President and Secretary of the Communist Party Committee of the Hebei Branch of the ICBC from March 2007 to June 2009. He has been President and Secretary of the Communist Party Committee of the Shanghai Branch of ICBC since June 2009. Mr. Shen has long been engaged in the management of the banking business and has both in-depth expertise on finance theory and extensive experience in finance. Mr. Shen holds a master’s degree in economics and is a senior accountant by professional title.

Save as disclosed above, Mr. Shen does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Shen has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Shen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Jin Mingda, 63, is Chairman of the Shanghai Chemical Industry Association. In June 2011, Mr. Jin was elected Independent Director of the Company. Mr. Jin started working in October 1968 and has held various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd.; General Manager cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd.; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd. He served as Director, President and Deputy Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from November 2005 to October 2007 and Chairman and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company from October 2007 to August 2013. He was appointed Independent Director of Shanghai Electric Power Co., Ltd. in November 2009. He has been the Chairman of Shanghai Chemical Industry Association since January 2013. Mr. Jin has extensive experience in business decision- making and management of conglomerates. He possesses postgraduate qualifications and is a senior economist by professional title.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Save as disclosed above, Mr. Jin does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Jin has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Cai Tingji, 59, is a Fellow of the Hong Kong Institute of Certified Public Accountants, a member of the Committee of the Chinese People’s Political Consultative Conference of Jing’an District, Shanghai, Honorary Vice-Chairman of the Federation of Returned Overseas Chinese of Jing’an District, Shanghai, and has been Independent Director of the Company since June 2011. Mr. Cai graduated from the Department of Accounting, Hong Kong Polytechnic University in 1978. He joined KPMG in the same year and has held various positions, including Deputy Manager and Manager of the audit department of KPMG Hong Kong Office, Managing Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Cai retired from KPMG Huazhen in April 2010. Mr. Cai has been an independent non-executive director of YGM Trading Ltd. since December 2012, independent non-executive director of Yangtzekiang Garment Ltd. since December 2012 and independent non-executive director of China Merchants Fund Management Co., Ltd. since November 2013. Mr. Cai was responsible for IPO projects for a number of large Chinese enterprises in China, Hong Kong and overseas, as well as for various projects for listed companies. He possesses a wealth of professional knowledge and experience.

Save as disclosed above, Mr. Cai does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Cai has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Zhang Yimin, 59, is a Professor of Economics and Finance and head of the Faculty of Accounting and Finance at the China Europe International Business School. He has been the Executive Director of the Company since October 2013. Mr. Zhang obtained a doctorate degree majoring in finance and political studies at the Business School of the University of British Columbia in Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Assistant Professor at the Business School of the University of New Brunswick, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He has been a Professor of Economics and Finance at the China Europe International Business School since September 2004. His main area of research interest is in operations, financing and industrial economic studies. He possesses a wealth of professional knowledge and experience.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Save as disclosed above, Mr. Zhang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The relevant resolution in respect of election of members for the eighth session of the board of directors will be tabled at the Company’s 2013 annual general meeting. If the resolution is approved at the 2013 annual general meeting, the newly appointed members of the eighth session of the board of directors will enter into directors’ service contracts with the Company on or around the date of 2013 annual general meeting. Their term of office will begin on the date of approving the resolution at the 2013 annual general meeting and expire in June 2017. The remuneration of the newly appointed directors will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent directors will be implemented in accordance with the “Remuneration Payment Method for Independent Directors” amended at the Company’s 2007 annual general meeting. The Company will disclose the detailed sums of the remuneration they have received for the year in the relevant annual reports. The directors’ remuneration is not covered in the directors’ service contracts.

Save as disclosed above, regarding the appointment of the 12 candidates for directors, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2) (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be disclosed to the shareholders save as disclosed above.

Zhai Yalin, 50, is Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp., and has been External Supervisor of the Company since June 2008. Mr. Zhai began his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Save as disclosed above, Mr. Zhai does not and did not hold and directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhai has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meeting of Part XV of the Securities and Futures Ordinance. Mr. Zhai has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Wang Liqun, 56, is Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp., and has been External Supervisor of the Company since June 2011. Mr. Wang started working in 1976 and has held various positions, including Deputy Director of the Manager’s Office of Beijing Yanshan Petrochemical Company Limited, Director of the Personnel Department, Deputy Head and Head of the Department for Cadres of Beijing Yanshan Petrochemical Company Limited. He served as a member of the Standing Committee of the Communist Party Committee and Chairman of the Labor Union of Beijing Yanshan Petrochemical Company Limited. from August 2008 to April 2010. He has been serving as Deputy Chief of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. from April 2010. Mr. Wang graduated from Beijing Federation of Labor Unions University for Workers and Staff in 1984 with a major in environmental protection (Diploma), and graduated from Beijing University of Technology in 1997 with a major in business management (Bachelor). He is a senior economist by professional title.

Save as disclosed above, Mr. Wang does not and did not hold and directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Wang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meeting of Part XV of the Securities and Futures Ordinance. Mr. Wang has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Chen Xinyuan, 49, is Dean, Professor and Tutor to doctoral students of the College of Accounting at the Shanghai University of Finance and Economics, and has been Independent Supervisor of the Company since June 2011. After graduating from the Accounting Faculty at the Hangzhou College of Commerce in July 1985, Mr. Chen undertook post-graduate studies at the Accounting Faculty at Shanghai University of Finance and Economics and continued as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. From June 2000 to June 2003, Mr. Chen was appointed Independent Supervisor of the Company. From June 2003 to June 2011, Mr. Chen was an Independent Director of the Company. Mr. Chen has also studied in West Germany for one year. He is an expert in financial reporting and accounting, given his experience in the teaching and academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Save as disclosed above, Mr. Chen does not and did not hold and directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Chen has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meeting of Part XV of the Securities and Futures Ordinance. Mr. Chen has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE SUPERVISORY COMMITTEE

Zhou Yunnong, 72, has been Independent Supervisor of the Company since June 2011. Mr. Zhou joined the Complex in October 1972 and has held various positions, including Deputy President of the Complex, Deputy Director of the Human Resource Department of China Petrochemical Corporation, Deputy Secretary of Communist Party Committee of the Complex, Vice President of the Company, Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company and Governor of the Jinshan District of Shanghai. From November 1999 to April 2002, he was a bureau-class inspector of the Jinshan District of Shanghai. Mr. Zhou was appointed Independent Supervisor of the Company from June 2003 to June 2005 was appointed Independent Director of the Company from June 2005 to June 2011. Mr. Zhou has extensive experience in business management and public administration management. Mr. Zhou graduated from East China Normal University in 1964, majoring in radio studies. He is a senior engineer by professional title.

Save as disclosed above, Mr. Zhou does not and did not hold and directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Zhou has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meeting of Part XV of the Securities and Futures Ordinance. Mr. Zhou has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2013 Annual General Meeting

Number of shares relevant to this form of proxy____*(Note 1)*

I/We____*(Note 2)*

of address/identity card number and shareholder number_______________________________being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the "Company") holding_______________________A shares/_______________________H shares *(Note 3)* of the Company hereby appoint the Chairman of the 2013 annual general meeting (the "AGM") /_______________________*(Note 4)* as my/our proxy to attend the AGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 9:00 a.m. on Wednesday, 18 June 2014 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

		Ordinary Resolutions	**For** *(Note 5)*	**Against** *(Note 5)*
1		To consider and approve the 2013 Work Report of the Board of the Company;		
2		To consider and approve the 2013 Work Report of the Supervisory Committee of the Company;		
3		To consider and approve the 2013 Audited Financial Statements of the Company;		
4		To consider and approve the 2013 Profit Distribution Plan of the Company;		
5		To consider and approve the 2014 Financial Budget Report of the Company;		
6		To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)"and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2014 and authorization of the Board to determine their remuneration based on the terms of work;		
7		To elect members of the eighth session of the Board of the Company		
	(1)	To elect the following candidates as non-independent directors of the eighth session of the Board		
	Order	**Name**	**For** *(Note 6)* **(cumulative voting system) (Please fill in the number of votes for which you have voting rights)**	**Against** *(Note 6)* **(cumulative voting system) (Please fill in the number of votes for which you have voting rights)**
	A	Wang Zhiqing		
	B	Wu Haijun		
	C	Gao Jinping		
	D	Ye Guohua		
	E	Jin Qiang		
	F	Guo Xiaojun		
	G	Lei Dianwu		
	H	Xiang Hanyin		
	(2)	To elect the following candidates as independent directors of the eighth session of the Board		
	Order	**Name**	**For** *(Note 6)* **(cumulative voting system) (Please fill in the number of votes for which you have voting right)**	**Against** *(Note 6)* **(cumulative voting system) (Please fill in the number of votes for which you have voting right)**
	A	Shen Liqiang		
	B	Jin Mingda		
	C	Cai Tingji		
	D	Zhang Yimin		
8		To elect the non-employee supervisors of the eighth session of the Company's supervisory committee		
	Order	**Name**	**For** *(Note 5)*	**Against** *(Note 5)*
	A	Zhai Yalin		
	B	Wang Liqun		
	C	Chen Xinyuan		
	D	Zhou Yunnong		

Date:_______________________2014 Signature: *(Note 7)*_______________________

Notes:

1. Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2. Holders of the Company’s H shares, please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares, please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3. Please fill in the number of shares registered in your name(s).

4. Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2013 Annual General Meeting” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.

5. Note: If you intend to vote for any resolution, please mark “” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6. Please note that:

In respect of resolutions 7(1) and (2) regarding election of directors, as required under Article 120 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either elect one candidate with all of his/her/its shares, or vote separately for several persons; meanwhile, independent directors and other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company, therefore as more than two directors shall be elected at the meeting, the cumulative voting system will be adopted when voting on the relevant resolutions and voting results will be counted.

In this election, independent directors and other Board members will be elected separately. To ensure that your voting right is adequately exercised, the Notes adopt resolution 7(1) as an example to briefly explain matters that you should be aware of when completing the vote under the “cumulative voting system” (matters to be aware of in respect of resolution 7(2) are the same as for resolution 7(1)). Please refer to the following explanation on resolutions 7(1) and (2) and fill in your intended votes:

(i) in respect of resolution 7(1), each share you hold has equal votes in relation to the total number of candidates for election as non-independent directors. For example, if you possess one million shares, and the total number of candidates for election as directors is eight, the total number of shares for which you have the voting rights under resolution 7(1) will be eight million shares (being one million shares x 8 = eight million shares).

(ii) please state the number of votes in the column “for” and/or “against”, the voting rights of which you give to each of the candidates for election as non-independent directors. Please note that you may either vote for each candidate with equal number of votes, or all your votes as represented by the shares you hold for the election of one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold for the selection of certain candidates (one, two, three to eight, similar hereinafter) as non-independent director. For example, if you own one million shares, and eight directors should be elected in this election, the total number of shares for which you have the voting rights under resolution 7(1) is eight million shares. Out of the 8 million shares, you can either share your voting rights on average to eight candidates for election as non- independent directors so that you may vote one million shares to each of the candidate (vote for or against); or, all of the eight million votes may also be voted by you in relation to one particular candidate as non-independent director (either for or against), or, four million shares in relation to candidate A (either for or against), two million shares in relation to candidate B (either for or against), 1.5 million shares in relation to candidate C (either for or against), and the balance of 500,000 shares in relation to candidate D (either for or against) as non-independent director.

(iii) After you have allocated the voting rights represented by all of the shares held by you on a certain number of candidates for a director, you may not exercise your voting rights again in respect of other candidates for an non-independent director. That is, the sum of all the voting rights you voted for or against the eight candidates for election as non- independent directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv) Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent directors exceeds the total number of voting rights represented by the shares held by you, your votes shall be become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your vote shall still be deemed as valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own one million shares, and eight non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution 7(1) will be eight million: (a) if you have stated “eight million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any votes in relation to other candidates for non- independent directors. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution 7(1), then all your votes in respect of the resolution 7(1) will be deemed to be void; or (b) if you have stated “five million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “two million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such seven million shares shall be valid, whilst the remaining one million shares which have not been allocated shall be deemed to have been abstained from voting.

(v) Where the total number of votes in favor won by a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favor exceeds the total number of opposing votes, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of positions available for non-independent director, then those receiving the most number of votes in favor shall be elected a non-independent directors (provided that if two or more candidates receiving relatively less votes in favor have an equal number of votes in favor, which would cause the number of persons elected to exceed the positions available, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for non-independent directors have been elected.

(vi) Where the general meeting holds a new round of elections for non-independent directors in accordance with the requirements set out in (v) above, the cumulative votes of the shareholders shall be re-calculated based on the number of non-independent directors elected in each round of election.

7. This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

8. Holders of the Company’s A shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized copy thereof, must be returned to the registered address of the Company (The Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

. Holders of the Company’s H shares should note that: in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

9. Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

10. In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

bj-55645

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for 2013 Annual General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend 2013 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name

Number of shares

A Share

H Share

Identity Card No.

Shareholder number

Address

Telephone number

Signature: Date:

Notes:

1. In accordance with the resolutions made at the 20th meeting of the seventh session of the board of directors of the Company, the share registration date for the AGM is Friday, 16 May 2014. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the AGM.

2. Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of your identification document. A shareholder attending the EGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4. Please return this notice of attendance by Monday, 26 May 2014 (based on the postal chop of the local post office, if by mail).

(a) Holders of the Company’s A shares

(1) If this notice is returned by delivery in person, you can deliver to: The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road,

Jinshan District, Shanghai, PRC. or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, Suite B, 28/F, Huamin Empire Plaza,

728 West Yan’an Road, Shanghai, PRC.

(2) If this notice is returned by mail, you can mail to: The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road,

Jinshan District, Shanghai 200540, PRC.

(3) If this notice is returned by fax, you can fax to: The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited at: (8621) 5794 0050

(b) Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar: Hong Kong Registrars Limited,

17M Floor, Hopewell Centre, 183 Queen’s Road East,

Wan Chai, Hong Kong.